

Trucking and Marine Freight

Integrated Carrier

Trailer Bridge, Inc.

2002 Annual Report

Value
Service
Growth



Trailer Bridge, Inc.

Quality Policy

Trailer Bridge employees will provide quality service, value and growth for our customers and shareholders through continuous improvement and teamwork.

Mission Statement

Trailer Bridge's mission is to provide cost and service effective transportation that contributes to the success of both the customers and the company.

The mission will be achieved through commitment to a continual improvement process that best matches customers' needs with the company's strengths.

Attainment of the mission will result in financial strength needed for sustained growth, overall product improvement and ongoing achievement of customer, employee and shareholder objectives.


ISO 9002
DNV
DNV Certification, Inc.
REGISTERED FIRM

Locations

10405 New Berlin Road East, Jacksonville, FL 32226 USA
5090 William Mills Street, Jacksonville, FL 32226 USA
Metro Parque #7, Office 302, Guaynabo, Puerto Rico 00968
S.R. 165, Corner Off PR 28, Catano, Puerto Rico 00962

Trailer Bridge has all U.S. and Puerto Rico locations ISO 9002 certified.

Printed on recycled paper.

Dear Fellow Trailer Bridge Shareholders:

In last years' letter, we anticipated there would be a meaningful reduction in vessel capacity in the Puerto Rico lane that would lead to benefits both in terms of higher volume and higher yields. Capacity reduction equal to 20%, or approximately two-thirds of the lane's overall excess capacity did occur in the summer. This event, however, did not initially impact our volumes much due to how and where the physical capacity reduction unfolded. We started to see some marginal effect after Labor Day and as we got further into the fall, our actual volume showed some increases. This volume pick up, however, was not as quick as the new commitments and indications of commitments our sales force was getting from shippers. As a result of those new commitments kicking in, we are just recently experiencing significantly increased actual volume levels. Now that the volume has arrived, it is clear that our actual increased volume realization was simply a matter of time rather than a question of whether the trade lane capacity reduction would lead to robust volume for us.

As we go to press, for the five-week period ending April 12, 2003, deployed vessel capacity utilization was 99.0% southbound and 30.5% northbound, which resulted in average weekly revenue of $1,711,000. For the two-week period ending April 12, 2003 since the disclosure in the recent fourth quarter release, deployed vessel capacity utilization remained effectively 100% southbound and 31.3% northbound, which resulted in average weekly revenue of $1,768,000. These revenue levels are approximately 24% above our 2002 average weekly revenues. Based upon increased volume from specific existing accounts, increased customer commitments and actual growing booking trends, Trailer Bridge believes that these actual volume and revenue levels are more indicative of what to expect going forward than any recent actual historical period.

In 2002, our total revenue was down 9.5% due to our decision to discontinue the Northeast service, while our comparable Jacksonville revenue was up 8.4%. As a result of this additional Jacksonville revenue, the discontinuance of the Northeast service, reductions in headcount and equipment, an array of cost-cutting initiatives and the absence of dry-docking and other non-recurring charges, our bottom line results improved by $22 million compared to 2001. The bottom line improvement would have been greater had our actual volume realization not been as delayed as it was.

Our cash used in operating activities for 2002 was well below our loss for 2002, including charterhire deferrals and represented a $7.3 million improvement compared to net cash used in operating activities for 2001. We believe this cash flow measure is a particularly important benchmark to follow and note that the second half of 2002 showed a notable improvement at that line compared to the first half. A more detailed discussion of 2002 versus 2001 is contained in the MD&A section of this annual report and footnote 2 to the financial statements.

However, our recent actual volume and revenue performance underscores that we are a different company today. When viewing your Company, we believe it is extremely important that you view the post-mid-March, 2003 Trailer Bridge very differently than the Trailer Bridge that existed prior to that period.

In past years we have asked for your patience as the trade lane endured its well-needed shakeout. We believe that those of you who remained shareholders throughout have exercised good business judgment. We believe that those of you who have only recently become shareholders have demonstrated excellent timing. Either way, all of our real-time performance indicators underscore that the effects of last summer's reduction in two-thirds of excess capacity, the existing barriers to entry and a stable marine freight market are now beginning to take hold to the great benefit of Trailer Bridge. In short, the simple macroeconomics of the Puerto Rico trade lane should leave few questions about what is unfolding now, what will continue to unfold and why it is unfolding.

Your management team is committed to earnings' growth and cash flow generation. We believe that the continued implementation of our business strategy of better asset utilization and higher yields combined with our dedication to low delivered costs are the key elements to building wealth for all of our shareholders.

An underlying factor that is and will continue to effect change in the Puerto Rico lane is the fundamental difference in the cost characteristics of the two competing business models, tug/barges and self-propelled vessels. We believe that tug/barge systems built around high-cube equipment have a marine cost advantage of approximately $400 per forty foot equivalent Unit or FEU today and an advantage that expands to over $750 per FEU when you take into account the pro-forma cost of new self-propelled vessels. In addition, there are a number of other areas where a high-cube, integrated system like ours has cost and service advantages. Tug/barge systems now carry the majority of the freight to Puerto Rico and have consistently increased their collective share each year during the last decade.

However, even with a superior, more cost efficient system such as ours, it requires the dedication and talent of our employees, the appreciation of our customers, the support of lenders and government representatives, the focus of our board of directors and the confidence of shareholders to realize the brightest future for your Company. On behalf of all of our shareholders, we thank all of these stakeholders for their commitment and investment in our collective future.

The entire Trailer Bridge team – whose names are listed on the back cover – are all working as hard as they can to get to the shared goal of seeing actual financial performance that reflects the potential that exists in our market for an efficient, replicable, safe and clean freight system. We believe 2003 will be a year where great strides are made towards realizing that potential.

Thank you.



John D. McCown
Chairman & CEO



Ralph W. Heim
President & COO

Financial Review

Selected Financial Data

The selected financial data set forth below has been derived from the financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this report.

	1998	1999	2000	2001	**2002**
	(In thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:					
Operating revenues	$77,241	$88,552	$91,706	$81,568	**$73,810**
Operating loss	(2,838)	(39)	(3,961)	(26,242)	**(4,036)**
Net loss	(2,516)	(2,136)	(10,341)	(29,420)	**(7,099)**
Net loss per common share	(.26)	(.22)	(1.06)	(3.01)	**(0.79)**
BALANCE SHEET DATA:					
Working capital (deficiency)	3,963	613	3,159	(21,373)	**(387)**
Total assets	89,229	88,063	82,640	67,724	**65,406**
Long-term debt, capitalized leases and due to affiliate[1]	44,056	47,101	52,473	61,153	**44,959**
Stockholders' equity (deficiency)	$31,344	$29,208	$18,866	($8,745)	**(9,000)**

[1] Includes current maturities.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

EXECUTIVE SUMMARY

The Company produces revenue by the movement of freight by water to and from Puerto Rico from the continental United States through its terminal facility in Jacksonville, Florida. The Company also generates revenue from the movement of freight within the continental United States by truck when such movement complements its core business of moving freight to and from Puerto Rico. The Company's operating expenses consists of the cost of the equipment, labor, facilities, fuel and administrative support necessary to move freight to and from Puerto Rico and within the continental United States as well as interest costs related to its borrowings. The Puerto Rico lane in which the Company operates has been subjected to overcapacity and intense competition over the past five years. During 2002 the Puerto Rico tradelane experienced continued overcapacity and intense competition during the first half of the year. Following the cessation of operations by a competitor of the Company - NPR, Inc. - that had been operating in Chapter 11 bankruptcy, the Puerto Rico tradelane stabilized and competition became less intense. The Puerto Rico tradelane continues to undergo changes resulting from NPR, Inc.'s cessation of operations. The Company has seen increased utilization of its vessels during the fourth quarter of 2002 and the first quarter of 2003. During 2002 the Company experienced decreased revenues as a result of ceasing its Northeast service at the end of 2001, however the decrease in operating expenses was more pronounced than the reduction in revenues resulting in significantly improved performance for 2002 when compared to 2001.

RESULTS OF OPERATIONS

Year ended December 31, 2002 Compared to Year ended December 31, 2001

Operating revenues decreased $7.8 million, or 9.6%, to $73.8 million during 2002 from $81.6 million during 2001. This decrease in operating revenues was due to a $6.5 million or 8.8% decrease in total Puerto Rico revenue to $67.4 million due to decreased volume resulting from the Company's cessation of its Northeast service and a decrease of $1.3 million in non-Puerto Rico domestic revenue and other revenue. As a result of terminating the Northeast service, the Company offered 22.2% less capacity in the Puerto Rico trade lane and operated four vessels to Puerto Rico in 2002 compared to six vessels in 2001. Core container and trailer volume to Puerto Rico decreased 10.7% in 2002 compared to 2001, while total car and other volume increased 19.9% compared to 2001. As a result, container and trailer revenue to Puerto Rico decreased 11.7% and car and other revenue increased 7.3% compared to 2001. Revenue from shipper owned or leased equipment moving to Puerto Rico decreased 1.7% from 2001. Revenue from northbound shipments from Puerto Rico decreased 14.6% from 2001 primarily as a result of the cessation of the Northeast service. The overall market to Puerto Rico, particularly with regard to the movement of used automobiles, not in trailers and shipper owned or leased movements, was characterized by overcapacity and intense rate competition during the first half of 2002 and more stable market conditions after the cessation of operations by a competitor of the Company in mid-year. The Company's fuel surcharge is included in the Company's revenues and amounted to $2.6 million in 2002 and $3.4 million in 2001.

Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 79.4% during 2002, compared to 67.9% during 2001.

The Company decreased its overall market share of freight moving in trailers or containers in both directions to 11.4% in 2002 from 12.9% in 2001, as a result of the termination of the Company's Northeast service. For 2002, the Company's market share was 11.4% southbound and 11.3% northbound compared to 12.7% southbound and 13.4% northbound in 2001. All of these market share figures are based on freight moving in trailers and containers and exclude cars and other wheeled vehicles moving southbound where the Company has a market share generally above 30%.

Operating expenses decreased $30.0 million, or 27.8% from $107.8 million in 2001 to $77.9 million for 2002. This decrease was due to significant decreases in all areas other than insurance and claims that increased $386,377 or 14.6% due to higher insurance premium rates. Salary, wages and benefits decreased $2.4 million due to the reduction of personnel mainly attributable to the termination of the Company's Northeast service; reduced driver payroll due to a decrease in Company truck miles by approximately 1.7 million miles and a reimbursement of $222,832 workers compensation insurance premium due to an adjustment of rates from prior years. Purchased transportation decreased $6.1 million or 22.6% primarily due to decreased tug charter hire expense of $3.5 million related to elimination of the tug required for the Northeast service; an increase of $646,360 in charter revenue of idle vessels from $47,600 in 2001 that acts as a contra-expense to vessel expense and a decrease of $2.8 million in equipment expense, partially offset by an increase of $793,156 in truck and rail purchased transportation as a result of operating fewer owned tractors. Fuel expense decreased $3.4 million or 31.2% primarily as a result of termination of the Northeast service resulting in a $2.8 million decrease in tug fuel and a decrease of $530,850 in truck fuel expense resulting from a decrease in truck miles of approximately 1.7 million miles. Operation and maintenance expense decreased $8.3 million or 33.6% due to $4.4 million in lower marine terminal expenses because of reduced sailings and lower volumes as a result of the termination of the Company's Northeast service; the absence of any dry docking expenses as compared to $1.3 million in 2001; a $1.4 million decrease in truck maintenance due to a reduction in tractors; and an increase in net demurrage of $1.0 million. Taxes and licenses expense decreased $519,450 or 46.3% primarily as a result of reduction in volume related to the termination of the Company's Northeast service and a successful legal challenge to ad valorem taxes that Duval County, Florida sought to impose on the Company. Communications and utilities expense decreased $99,923 or 14.8% as a result of the termination of the Company's Northeast service and generally lower telephone rates. Depreciation and amortization expense decreased $1.5 million or 31.4% primarily as a result of the Company's tractor fleet being fully depreciated compared to $1.0 million in depreciation in 2001; the reduction in equipment associated with the Northeast service and lower depreciation of vessels following an asset impairment charge of $3.0 million in 2001. Other operating expense decreased $2.9 million, primarily as a result of a $2.1 million decrease in bad debt. Operating expenses also decreased $4.9 million in 2002 as compared with 2001 that included asset impairments charges of $3.8 million and restructuring charges for the Northeast service shutdown of $1.1 million. As a result, the Company's operating ratio decreased to 105.5% during 2002 from 132.0% during 2001.

Interest expense (net) decreased to $3.0 million in 2002 from $3.2 million in 2001 primarily due to lower interest rates on the Company's floating rate indebtedness.

As a result of the factors described above the Company reported a net loss of $7.1 million for 2002 compared to net loss of $29.4 million in 2001.

Known Trends During First Quarter of 2003

During January and February overall vessel utilization was 87.8% and 20.1% southbound and northbound, respectively, figures slightly above but similar to fourth quarter 2002 levels. The Company has experienced a noteworthy increase in volume in March. For the three weeks ending March 28, 2003, overall vessel utilization was 95.8% and 26.4% southbound and northbound, respectively. Based upon increased volume from specific accounts, increased customer commitments and actual booking levels and trends, the Company believes that the actual March volume and utilization performance is more indicative of business levels for the remainder of 2003 than any actual experience during 2002. The flat vessel utilization levels in January and February will impact operating results for the first quarter but the vessel utilization experienced for the three weeks ending March 28, 2003 results in significantly improved operating performance on a run-rate basis.

Year ended December 31, 2001 Compared to Year ended December 31, 2000

Operating revenues decreased $10.1 million, or 11.1%, to $81.6 million during 2001 from $91.7 million during 2000. This decrease was due to a $10.3 million or 12.2% decrease in total Puerto Rico revenue to $73.9 million due to decreased volume and rate deterioration in the Puerto Rico market and a decrease of $224,327 in non-Puerto Rico domestic revenue, partially offset by an increase in fuel surcharges and other revenue of $199,412. Core container and trailer volume to Puerto Rico decreased 1.4% in 2001 compared to 2000, and total car and other volume decreased 22.7% compared to 2000. As a result, core container and trailer revenue to Puerto Rico decreased 5.6% and car and other revenue decreased 26.6% compared to 2000. Revenue from shipper owned or leased equipment moving to Puerto Rico decreased 37.0% from 2000. Revenue from northbound shipments from Puerto Rico decreased 7.0% from 2000. The overall market to Puerto Rico, particularly with regard to the movement of used automobiles, not in trailers and shipper owned or leased movements, was characterized by overcapacity and intense rate competition. The Company's fuel surcharge of $3.4 million is included in the Company revenues for 2001 and increased from $2.9 million included in revenue in 2000.

The Company's overall volume to and from Puerto Rico decreased 10.1% in 2001, while related revenue decreased $9.3 million or 9.4% compared to 2000 implying, an overall yield reduction of 2.3%. Vessel capacity deployed on the core continental U.S. to Puerto Rico traffic lane increased 8.1% during 2001 compared to 2000, due to the upgrade to weekly service from Newark, New Jersey from the bi-weekly service offered in 2000. Effective in the end of the fourth quarter of 2001 the Company discontinued this service. See further discussion below. Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 67.9% during 2001, compared to 78.9% during 2000.

The market to and from Puerto Rico in 2001 was again characterized by increasing competitive activity throughout the year. The excess vessel capacity in the market was exacerbated by market volume reductions that resulted in overall market volume of trailers and containers declining 1.4% in 2001 with the largest decline in the northbound segment. The Company decreased its overall market share of freight moving in trailers or containers in both directions to 13.3% in 2001 from 13.6% in 2000, with all of that decrease coming from reduced share of market in the northbound segment. For 2001, the Company's market share was 13.1% southbound and 14.1% northbound compared to 13.1% southbound and 15.3% northbound in 2000. All of these market share figures are based on freight moving in trailers and containers and exclude cars and other wheeled vehicles moving southbound where the Company has a market share generally above 30%. The highly competitive market conditions resulted in a 2.3% reduction in yield. On March 21, 2001, the largest participant in the Puerto Rico market, NPR/Navieras, which had a 29.4% market share in 2000, in conjunction with its parent and affiliates, filed for Chapter 11 bankruptcy protection in the Delaware Bankruptcy Court in Wilmington, Delaware. Despite the bankruptcy filing NPR/Navieras continued to operate its regular service throughout 2001 placing additional downward pressure on rates. Through March 31, 2002, NPR/Navieras continues to operate its regular service.

At the end of the fourth quarter of 2001 the Company discontinued its weekly Northeast service between Newark, New Jersey and San Juan, Puerto Rico and implemented other operational changes to improve its performance. These changes primarily relate to concentrating the Company's mainland vessel operations in Jacksonville and discontinuing direct vessel service from the Northeast (Newark, NJ).

Certain key customers that utilized the Northeast sailing have transitioned cargo previously handled from the Northeast to the Company's Jacksonville service. The direct Northeast sailing represented approximately 28% of the Company's total vessel capacity, but was significantly less in terms of actual volume and revenue. Of the three weekly sailings to Puerto Rico operated by the Company during the first nine months of 2001, the Northeast segment was the most under-utilized with southbound and northbound capacity utilization of 51% and 8%, respectively, compared to 75% and 24%, respectively, for the Company's Jacksonville sailings.

Operating expenses increased $12.1 million, or 12.7% from $95.7 million in 2000 to $107.8 million for 2001. This increase was due to an increase in salary, wages and benefits of $967,021 due to increases in healthcare expense and workers compensation insurance; an increase in purchased transportation of $518,962 primarily due to increased tug charter hire expense related to the additional tug required for the weekly Newark service; an increase in operation and maintenance of $3.2 million primarily due to the dry docking expense associated with the two roll-on roll-off barges. The Company elected to fully expense the cost of the dry-dockings in the first and second quarter of 2001 totaling $1.3 million rather than capitalize such expenses and amortize them over the period between dry-dockings. While the Company believes that this conservative treatment is the preferred method under SEC guidelines, it may not be the prevailing industry standard used by other shipping companies, including competitors of the Company. Operation and maintenance expense was also affected by increased maintenance expense on Company owned trucks, partially offset by less stevedoring expense due to lower volumes.

Operating expenses were further affected by asset impairments consisting of $3.0 million in vessel related charges; write down of $721,181 goodwill of and $99,240 of revenue equipment charges. Operating expenses were also impacted by restructuring charges for the Northeast service shutdown of $1.1 million, an increase in taxes and licenses of $625,175 due to increased intangible tax on equipment and an accrual for the settlement of a sales tax dispute in Puerto Rico; an increase in insurance and claims of $277,059 primarily due to increased premiums for Hull and Machinery and Personal Injury insurance; an increase in other operating expenses of $1.4 million primarily the result of an increase of $2.9 million in bad debt expense; partially offset by a decrease of $419,309 in fuel expense due to reduced fuel prices. As a result, the Company's operating ratio increased to 132.0% during 2001 from 104.8% during 2000.

Interest expense (net) decreased to $3.2 million in 2001 from $3.4 million in 2000 primarily due to lower interest rates on the Company's floating rate indebtedness.

As a result of the factors described above the Company reported a net loss of $29.4 million for 2001 compared to net loss of $10.3 million in 2000.

To provide the Company with additional liquidity, during 2000, the Company sold an affiliate a piece of land for $750,000. A gain of $336,818 was recognized on this transaction.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used by operations was $3.7 million in 2002 compared $11.0 million in 2001. This represented an improvement of $7.3 million from 2001. Net cash provided by investing activities of $839,286 in 2002 primarily reflects proceeds from the sale of older trailer equipment. Net cash provided from financing activities was $4.6 million compared to $10.3 million in 2001 representing a decrease of $5.7 million. Net cash provided from financing activities of $4.6 million consisted of $1.9 million for issuance of preferred stock to affiliates, borrowings of $4.9 million from an affiliate, borrowings of $102,623 on notes payable under the Company's borrowing facility, partially offset by payments of $1.8 million on notes payable and $531,672 payments on capital lease obligations.

At December 31, 2002, cash amounted to $2.1 million, working capital was a negative $387,376, and stockholders' equity was $9.0 million.

As of December 31, 2002, the Company had $6.1 million drawn under the credit facility against a borrowing base of $7.3 million that is secured by net receivables of $9.9 million.

During 2002, the Company issued to the Company's affiliate, Kadampanattu Corp., $24 million of Series B Preferred Stock as payment for indebtedness, amounts deferred under long-term charters of the Company and an advance portion of the 2003 charterhire. The Series B Preferred Stock is not convertible into common stock.

On September 30, 2002 the Company rescheduled its principal payments under each of its two Title XI bond issues. The combined interest payment due on September 30, 2002 totaling $805,010 was paid on its scheduled date. The Company had previously rescheduled the principal payments of $210,300 and $338,360, respectively, due on each of its Title XI bond issues September 30, 2001 and March 31, 2002 for payment on September 30, 2002 and March 31, 2003. This resulted in total scheduled principal payments for the Company's two Title XI issues of $420,600 and $676,720, respectively, for both September 30, 2002 and March 31, 2003. During the three months ended September 30, 2002, the Company rescheduled the full double principal payments due September 30, 2002 and one half of the double principal payments due March 31, 2003. As a result, commencing March 31, 2003, these rescheduled principal payments will be paid equally over the remaining scheduled principal payment periods of each Title XI issue. As rescheduled, the Company's semi- annual principal payments shall increase to $226,073 and $363,118 until fully paid September 30, 2022 and March 30, 2023, respectively. There was no fee paid or change in interest rate due to this rescheduling. The Company has received the consent of the Maritime Administration and the holder of both of the Title XI bond issues to defer the principal payments of $226,073 and $363,118 due March 31, 2003 until March 31, 2004. The Company will therefore defer such principal payments. The Company expects to pay the interest on each of the bond issues upon the earlier of the completion of the documentation regarding the deferral or the expiration of the grace period contained in each issue.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. The Company's business plan for 2003 is to continue its effort to attract increased volume and manage operating costs in order to attain profitable operations. During the first quarter of 2003, the Company has commenced new contracts with both new and existing customers resulting in a significantly improved revenue level over the five-week period ended April 12, 2003. Revenue levels for the five week period ended April 12, 2003 are in excess of plan. The Company believes that if planned revenue levels can be maintained, attaining successful operations is expected. However, no assurance can be made that the Company will be successful in maintaining the improved revenue levels and accomplishing its other business plans. If the Company is unsuccessful in meeting its projections, there is no assurance that financial assistance from its affiliates similar to that received in the past would be made available. Therefore, there is substantial doubt as to the Company's ability to continue as a going concern.

INFLATION

Inflation has had a minimal effect upon the Company's operating results in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. The Company expects that inflation will affect its costs no more than it affects those of other truckload and marine carriers.

SEASONALITY

The Company's marine operations are subject to the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the fourth calendar quarter of each year in anticipation of Christmas. This seasonality was not as pronounced in 2002, 2001 and 2000 as it had been in previous years.

For the three months ending December 31, 2002, operating revenues increased $509,667 or 2.6% from $19.2 million in 2001 to $19.7 million in 2002 as a result of higher southbound trailer and auto volumes compared to previous quarter. The $2.6 million decrease in southbound revenue resulting from the termination of the Company's Northeast service was more than offset by an increase of $3.2 million in revenue from additional Jacksonville southbound volume partially offset by decreases in northbound and domestic revenue. Total operating expenses for the three months ended December 31, 2002, decreased $10.4 million to $21.4 million in 2002 from $31.8 million in 2001. Salary, wages and benefits decreased $568,212 as a result of a reduction in force as a result of the termination of the Company's Northeast service and lower driver payroll due to reduced miles driven by Company tractors. Purchased transportation decreased $411,675 or 6.3% primarily due to decreased tug charter hire expense of $846,833 related to elimination of the tug required for the Northeast service partially offset by an increase in truck and rail purchased transportation as a result of operating fewer tractors. Fuel expense decreased $258,752 primarily as a result of termination of the Northeast service resulting in a $269,987 decrease in tug fuel partially offset by higher fuel prices. Operating and maintenance expense decreased $1.9 million or 29.8% due to $761,838 in lower marine terminal expenses because of reduced sailings and lower volumes as a result of the termination of the Company's Northeast service; a $512,826 decrease in truck maintenance due to a reduction in tractors; and an increase in net demurrage of $674,931. Taxes and licenses decreased significantly from $507,629 in 2001 to $205,779 in 2002 as a result of a reversal of certain accruals in 2001 and due to an accrual for a tax settlement in Puerto Rico in 2001; Depreciation and amortization expense decreased $444,657 or 35.3% primarily as a result of the Company's tractor fleet being fully depreciated in 2002 compared to $201,917 in depreciation expense related to the tractor fleet in 2001; the reduction in equipment associated with the Northeast service and lower depreciation of vessels due to an asset impairment charge of $3.0 million in 2001. Other operating expense decreased $1.7 million, primarily as a result of a $1.5 million decrease in bad debt expense that had been negatively affected in 2001 by specific account write-offs and certain over accruals. Operating expenses also decreased $4.9 million in 2002 as compared with 2001 by the absence of asset impairments consisting of $3.8 million and restructuring charges for the Northeast service shutdown of $1.1 million that occurred in 2001.

The Company's overall volume to and from Puerto Rico for the fourth quarter of 2002 increased 0.6% despite 20.5% less capacity offered due to the termination of the Northeast service. Core southbound volume and related revenue to Puerto Rico increased 2.1% and 6.7% respectively in the fourth quarter of 2002 compared to the similar period of 2001. Utilization of vessel capacity deployed on the core continental U.S. to Puerto Rico traffic lane increased to 86.6% during the fourth quarter of 2002 from 66.1% during the same period in 2001.

For the three months ended December 31, 2002 the Company's net loss was $2.4 million compared to the same period in 2001 when the Company had a net loss of $13.3 million.

The following table sets forth certain unaudited financial information for the Company for each of the last eight quarters (in thousands except per share amounts):

	2001				2002			
	By Quarter							
	First	Second	Third	Fourth	First	Second	Third	Fourth
Operating revenues	$20,637	$21,659	$20,052	$19,220	$17,480	$18,117	$18,488	$19,725
Operating loss	(4,500)	(4,350)	(4,813)	(12,579)	(587)	(324)	(1,496)	(1,630)
Net loss applicable to common shares	(5,374)	(5,161)	(5,598)	(13,286)	(1,311)	(1,130)	(2,488)	(2,818)

This 10-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters discussed in this Report include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Without limitation, these risks and uncertainties include the risks of the Company maintaining or securing sufficient liquidity to operate its business, continued support of its lenders, vendors and employees, economic recessions, severe weather, changes in demand for transportation services offered by the Company, and changes in rate levels for transportation services offered by the Company.

The following table summarizes the Company's contractual obligations and commitments. See Notes 4, 5 and 6 of the Notes to Financial Statements for additional information regarding transactions with related parties, long-term debt and operating leases.

	Payments due by period				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$39,693,944	$2,969,668	$15,855,378	$2,832,864	$18,036,034
Operating Lease Obligations	48,679,009	19,730,556	17,098,563	5,773,725	6,076,165
Total	$88,372,953	$22,700,224	$32,953,941	$8,606,588	$24,112,199

RISKS

COMPANY LIQUIDITY

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. The Company's business plan for 2003 is to continue its effort to attract increased volume and manage operating costs in order to attain profitable operations. During the first quarter of 2003, the Company has commenced new contracts with both new and existing customers resulting in a significantly improved revenue level over the five-week period ended April 12, 2003. Revenue levels for the five week period ended April 12, 2003 are in excess of plan. The Company believes that if planned revenue levels can be maintained, attaining successful operations is expected. However, no assurance can be made that the Company will be successful in maintaining the improved revenue levels and accomplishing its other business plans. If the

Company is unsuccessful in meeting its projections, there is no assurance that financial assistance from its affiliates similar to that received in the past would be made available. Therefore, there is substantial doubt as to the Company's ability to continue as a going concern.

ASSISTANCE FROM AFFILIATES

The Company has engaged and continues to engage in transactions with certain affiliates - Kadampanattu Corp., Transportation Receivables 1992, LLC and the Estate of M. P. McLean. Since inception, the Company has chartered its two ro/ro vessels from Kadampanattu Corp. under long term charters at a fixed daily price. At various times during the Company's existence the Company has borrowed funds from Kadampanattu Corp. on an unsecured basis, deferred charterhire or been forgiven charterhire. For the year ended December 31, 2002, the Company expensed $7.3 million in charterhire. During 2002, Kadampanattu Corp. deferred such charterhire and in August, September and December accepted shares of Series B Preferred Stock in payment.

Kadampanattu Corp., a corporation wholly-owned by the Estate of M. P. McLean, has in previous years also advanced funds to the Company on an unsecured basis. During 2002, Kadampanattu Corp. converted $24.0 million of indebtedness, and advanced portion of the charterhire for 2003 under the long-term charters of the Company to non-convertible Series B Preferred Stock. Beginning April 1, 2003, cumulative preferential dividends will accrue on the outstanding amount of the Series B preferred stock at a rate equal to 90-day LIBOR plus 350 basis points. Starting in 2004, the dividend rate will increase 25 basis points per quarter up to a maximum dividend rate of 90-day LIBOR plus 650 basis points. The notes that the Series B Preferred Stock was exchanged for were non-interest bearing until due and provided for interest on overdue amounts at a rate of 90 day Libor plus 250 basis points. The Company's Audit Committee, comprised of independent directors, and the Company's full board of directors approved this conversion.

During the first quarter of 2002, the Company entered in to a Loan and Security Agreement with the Estate of M. P. McLean under which the Company borrowed $3.0 million. The loan was secured primarily by unencumbered trailer equipment. During the second quarter of 2002, the Company borrowed $5.0 million from an affiliate, Transportation Receivables 1992, LLC secured primarily by the same unencumbered trailer equipment. The proceeds of this borrowing were used to repay $3.0 million borrowed in the first quarter of 2002 from a related affiliate, the Estate of M. P. McLean and to provide $2.0 million in working capital. In addition the same affiliate purchased $2.0 million of Series A Preferred Stock. The Series A Preferred Stock, which has a liquidation preference of $2.0 million, does not bear preferential dividends but participates with the common stock on an as- converted basis in any common dividends. Shares of Series A Preferred Stock are convertible into common stock at a price of $1.022330179 per common share, which was a 23.3% discount of the 30 day average closing price as of March 28, 2002 of $1.33. Except where class voting is required by law, the Series A Preferred Stock votes together with the common stock as a single class, with each share of Series A Preferred Stock entitled to 35.52 votes per share (or approximately 35% of the number of votes on an as-converted basis). The Estate of M. P. McLean is the sole member of Transportation Receivables 1992, LLC. The Company's Audit Committee, comprised of independent directors, and the Company's full board of directors, based upon a fairness opinion from an independent entity, approved all transactions with Transportation Receivables 1992, LLC.

The Estate of M. P. McLean, or its affiliates, owns approximately 50.6% of the outstanding shares of the Company's Common Stock and 100% of the Series A Preferred Stock, resulting in 53.9% of the voting stock of the Company. Upon conversion of the Series A Preferred Stock the Estate of M. P. McLean would control approximately 58.8% of the voting interest. In addition, it owns 100% of the common stock of Kadampanattu Corp. John D. McCown, Chairman and Chief Executive Officer of the Company, is a co-executor of the Estate of M. P. McLean. No assurance can be made that the Estate of M. P. McLean, or other affiliate will provide additional support to the Company. John D. McCown and William G. Gotimer, Jr. are officers and directors of Kadampanattu Corp. M. P. McLean, Jr., a director of the Company, is a director of Kadampanattu Corp.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the appropriate application of certain accounting policies, many of which requires the Company to make estimates and assumptions about future events and their impact on amounts reported in these financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's accounting policies are more fully described in Note 1 to the financial statements. Certain critical accounting policies are described below.

Revenue Recognition. Revenue is recognized on a percentage of completion basis.

Long-lived assets. In evaluating the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. Due to the continued operating losses independent appraisals are used to determine the appropriateness of the carrying values.

Income taxes. Generally accepted accounting principles require that the Company record a valuation allowance against the deferred tax asset associated with the its net operating loss carry forward (NOL) if it is "more likely than not" that we will not be able to utilize it to offset future taxes. Due to the size of the Company's NOL in relation to the Company's history of unprofitable operations, we have not recognized any of this net deferred tax asset. The Company currently provides for income taxes only to the extent that it expects to pay cash taxes (primarily state taxes and the federal alternative minimum tax) for current income.

It is possible, however, that the Company could operate in the future at levels which cause management to conclude that it is more likely than not that we will realize all or a portion of the NOL. Upon reaching such a conclusion, the Company would record the estimated net realizable value of the deferred tax asset at that time and would then provide for income taxes at a rate equal to its combined federal and state effective rates, which would approximate 38% under current tax rates. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause the provision for income taxes to vary significantly from period to period, although cash tax payments would remain unaffected until the benefit of the NOL is utilized.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

NEW ACCOUNTING PRONOUNCEMENTS.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 54, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." Additionally, his Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale- leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement will be effective for the year ended December 31, 2003 and for transactions entered into after May 15, 2002. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement nullifies Emerging Issued Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123 (same title) and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, when beginning to expense stock options and change to the fair value based method in fiscal years beginning after December 15, 2003. As required, the Company adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The Company adopted the disclosure requirements of FIN 45 as of December 31, 2002. The adoption of the measurement requirements of FIN 45 will not have a material impact on the Company's financial position or results of operation.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 are applicable for variable interest entities created prior to January 31, 2003 no later than July 1, 2003. The adoption of FIN 46 will not have an impact on the Company's financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest rates. For its debt instruments, a change in interest rates affects the amount of interest expense incurred.

The Company entered into an interest rate contract to manage its exposure to changes in interest rates and to make fixed the overall cost of one of its variable rate financings. The contract is carried at fair value and changes in the fair value are recognized in earnings.

The contract/notional amount and estimated fair value of the Company's financial instrument as of December 31, 2001 are as follows:

	2001	
	Contact/Notional Amount	Fair Value
Interest rate swap agreement	$ 812,000	$ (35,592)

The Company has no interest rate swap agreements at December 31, 2002.

The following tables summarize the Company's debt obligations at December 31, 2002 and 2001, presenting principal cash flows and related interest rates by expected fiscal year of maturity. Variable interest rates represent the weighted-average rates of the portfolio at December 31, 2002 and 2001. The Company estimates that the carrying value of its debt instruments is not materially different from its fair value.

Expected Fiscal Year of Maturity at December 31, 2002 (Dollars in thousands)

		2003	2004	2005	2006	2007	Thereafter
Fixed Rate	$	1,253	1,253	1,253	1,654	1,178	18,039
Average Interest Rate		6.7%	6.7%	6.7%	6.7%	6.7%	6.7%
Variable Rate	$	1,714	13,350				
Average Interest Rate		6.3%	6.3%				-

Expected Fiscal Year of Maturity at December 31, 2001 (Dollars in thousands)

		2002	2003	2004	2005	2006	Thereafter
Fixed Rate	$	1,097	1,646	1,097	1,097	1,097	17,896
Average Interest Rate		6.7%	6.7%	6.7%	6.7%	6.7%	6.7%
Variable Rate	$	17,550					-
Average Interest Rate		5.5%					-

Market For Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock began trading on the Nasdaq National Market tier of The Nasdaq Stock Market on July 29, 1997 under the symbol: TRBR.

The following table represents the high and low sales price for the past two years.

2001	High	Low	2002	High	Low
First Quarter	$ 2.97	1.31	First Quarter	$ 1.46	.96
Second Quarter	2.69	1.44	Second Quarter	3.35	1.50
Third Quarter	2.20	1.51	Third Quarter	3.00	2.05
Fourth Quarter	1.85	1.20	Fourth Quarter	2.75	1.66

The Company has never paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. Certain of the Company's loan documents prevent the payment of cash dividends under certain circumstances.

As of March 28, 2003 there were 50 stockholders of record in addition to approximately 1,100 stockholders whose shares were held in nominee name.

NASDAQ LISTING REQUIREMENTS TRANSFER TO SMALLCAP MARKET

The Company needed to maintain stockholders' equity of at least $10.0 million and meet other operational measures satisfactory to the NASDAQ listings qualification panel to remain listed on the NASDAQ National Market. At December 31, 2002 the Company had $9.0 million in stockholders' equity therefore effective with the open of business on April 17, 2003 the Company's securities will be transferred to the Nasdaq SmallCap Market.

The following table sets forth information about the Company's equity compensation plans.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securities holders	1,327,110	$5.59	22,890
Equity compensation plans not approved by security holders			
Total	1,327,110	$5.59	22,890

Financial Statements

TRAILER BRIDGE, INC.

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,144,887	$ 441,320
Marketable securities		61,403
Trade receivables, less allowance for doubtful accounts of $895,772 and $1,118,083	9,928,915	10,547,863
Other receivables	17,040	34,272
Prepaid expenses	1,939,032	1,258,125
Assets held for sale		305,873
Total current assets	14,029,874	12,648,856
PROPERTY AND EQUIPMENT, net	50,076,776	53,616,664
OTHER ASSETS	1,299,031	1,458,225
TOTAL ASSETS	$ 65,405,681	$ 67,723,745
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
CURRENT LIABILITIES:		
Accounts payable	$ 6,980,180	$ 9,622,215
Accrued liabilities	3,679,382	4,824,789
Current portion of long-term debt	2,969,668	18,742,140
Unearned revenue	788,020	832,898
Total current liabilities	14,417,250	34,022,042
DUE TO RELATED PARTIES	5,264,627	19,577,513
LONG-TERM DEBT, less current portion	36,724,276	22,833,420
DERIVATIVE FINANCIAL INSTRUMENT		35,952
TOTAL LIABILITIES	56,406,153	76,468,927
COMMITMENTS AND CONTINGENCIES (Notes 4, 6 and 11)		
STOCKHOLDERS' EQUITY (DEFICIENCY):		
Preferred stock Series A, $.01 par value, 1,000,000 shares authorized; 19,550 shares issued and outstanding (liquidation value $2,000,000)	196	
Preferred stock Series B, $.01 par value, 1,000,000 shares authorized 24,000 shares issued and outstanding (liquidation value $24,000,000)	22,047,112	
Common stock, $.01 par value, 20,000,000 authorized shares; 9,777,500 shares outstanding	97,775	97,775
Additional paid-in capital	44,309,216	39,791,818
Subscribed preferred stock Series B	(1,073,352)	
Accumulated deficit	(56,381,419)	(48,634,775)
Total stockholders' equity (deficiency)	8,999,528	(8,745,182)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 65,405,681	$ 67,723,745

See notes to financial statements.

TRAILER BRIDGE, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING REVENUES	$ 73,810,457	$ 81,567,732	$ 91,706,164
OPERATING EXPENSES:			
Salaries, wages, and benefits	15,218,526	17,615,602	16,648,581
Rent and purchased transportation:			
Related party	7,336,500	7,336,500	7,356,600
Other	20,893,378	27,006,429	26,487,467
Fuel	7,396,815	10,751,623	11,157,500
Operating and maintenance (exclusive of depreciation shown separately below)	16,391,612	24,702,099	21,503,909
Taxes and licenses	602,742	1,122,191	497,016
Insurance and claims	3,036,622	2,650,245	2,373,186
Communications and utilities	577,320	677,243	662,026
Depreciation and amortization	3,383,002	4,928,489	4,840,965
Other operating expenses	3,112,174	5,984,223	4,570,616
(Gain) loss on sale of equipment, net:			
Related party			(336,818)
Other	(101,862)	160,692	(93,398)
Asset impairments		3,820,421	
Restructuring expenses (Note 2)		1,054,410	
	77,846,829	107,810,167	95,667,650
OPERATING LOSS	(4,036,372)	(26,242,435)	(3,961,486)
NONOPERATING INCOME (EXPENSE):			
Interest expense, net	(3,052,569)	(3,225,079)	(3,357,936)
Other, net	(10,527)	25,449	
	(3,063,096)	(3,199,630)	(3,357,936)
LOSS BEFORE INCOME TAX AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(7,099,468)	(29,442,065)	(7,319,422)
INCOME TAX (EXPENSE) BENEFIT	(3,305)	22,129	(3,149,432)
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(7,102,773)	(29,419,936)	(10,468,854)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX OF $77,900 (Note 1)			127,100
NET LOSS	(7,102,773)	(29,419,936)	(10,341,754)
ACCRETION OF PREFERRED STOCK DISCOUNT	(643,871)		
NET LOSS APPLICABLE TO COMMON SHARES	$ (7,746,644)	$(29,419,936)	$(10,341,754)
LOSS PER COMMON SHARE (BASIC AND DILUTED):			
Loss before cumulative effect of accounting change	$ (0.79)	$ (3.01)	$ (1.07)
Cumulative effect of accounting change			0.01
Net loss per common share	$ (0.79)	$ (3.01)	$ (1.06)

See notes to financial statements.

TRAILER BRIDGE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Preferred Stock Series A		Preferred Stock Series B	
	Shares	Amount	Shares	Amount
BALANCE, JANUARY 1, 2000				
Net loss				
BALANCE, DECEMBER 31, 2000				
Capital contribution from charter hire relief (Note 4)				
Net loss				
BALANCE, DECEMBER 31, 2001				
Issuance of preferred stock Series A, net of issuance costs	19,550	$ 196		
Issuance of preferred stock Series B			24,000	$ 21,403,241
Accretion of Preferred Stock Discount				643,871
Net loss				
BALANCE, DECEMBER 31, 2002	19,550	$ 196	24,000	$ 22,047,112

See notes to financial statements.

Common Stock		Additional Paid-in Capital	Accumulated Deficit	Subscribed Preferred Stock Series B Receivable	Total
Shares	Amount				
9,777,500	$ 97,775	$ 37,982,818	$ (8,873,085)		$ 29,207,508
			(10,341,754)		(10,341,754)
9,777,500	97,775	37,982,818	(19,214,839)		18,865,754
		1,809,000			1,809,000
			(29,419,936)		(29,419,936)
9,777,500	97,775	39,791,818	(48,634,775)		(8,745,182)
		1,920,639			1,920,835
		2,596,759		$ (1,073,352)	22,926,648
			(643,871)		
			(7,102,773)		(7,102,773)
9,777,500	$ 97,775	$ 44,309,216	$ (56,381,419)	$ (1,073,352)	$ 8,999,528

TRAILER BRIDGE, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING ACTIVITIES:			
Net loss	$ (7,102,773)	$ (29,419,936)	$ (10,341,754)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,383,002	4,928,489	4,840,965
Non-cash purchased transportation, related party	3,673,417		
Asset impairment		3,820,421	
Provision for uncollectible accounts	981,637	4,737,308	1,805,130
Loss on trading securities	10,527		
Proceeds from sale of trading securities	50,876		
(Gain) loss on sale of equipment	(101,862)	160,692	(430,216)
Loss on derivative instruments		35,952	
Deferred income tax provision			3,227,332
Stock received in demutualization of insurance carrier		(61,403)	
Change in assets and liabilities:			
(Increase) decrease in:			
Trade receivables	(362,689)	(201,936)	(4,353,227)
Other receivables	17,232	69,999	(27,773)
Due from affiliate		2,007	2,748,193
Prepaid expenses	(680,907)	414,992	(470,674)
Other assets	159,194	117,834	41,184
Increase (decrease) in:			
Accounts payable	(2,642,035)	2,128,041	33,404
Accrued liabilities	(1,045,066)	1,690,682	(279,228)
Unearned revenue	(44,878)	540,103	(206,711)
Net cash used in operating activities	(3,704,325)	(11,036,755)	(3,413,375)
INVESTING ACTIVITIES:			
Purchases and construction of property and equipment	(47,138)	(810,830)	(5,648,398)
Proceeds from the sale of equipment	886,424	1,152,295	1,799,205
Decrease in restricted cash and investments			691,419
Net cash provided by (used in) investing activities	839,286	341,465	(3,157,774)
FINANCING ACTIVITIES:			
Proceeds from borrowings on notes payables			12,000,000
Net borrowings (repayments) on revolving line of credit	102,623	700,580	(10,288,713)
Payments on notes payable	(1,827,572)	(2,626,640)	(5,294,636)
Proceeds from borrowings from affiliate	4,940,345	12,348,438	9,038,075
Payment for termination of interest rate swap	(35,952)		
Debt issue costs			(381,150)
Payments on capital lease obligations	(531,673)	(150,935)	(83,010)
Issuance of Preferred Series A	1,920,835		
Net cash provided by financing activities	4,568,606	10,271,443	4,990,566
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,703,567	(423,847)	(1,580,583)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	441,320	865,167	2,445,750
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,144,887	$ 441,320	$ 865,167
SUPPLEMENTAL CASH FLOW INFORMATION AND NONCASH INVESTING AND FINANCING ACTIVITIES:			
Cash paid for state income taxes	$ 2,875	$ 3,275	$ 11,055
Cash paid for interest	$ 3,596,847	$ 2,374,819	$ 4,097,954
Conversion of subordinated debt	$ 22,926,648		
Equipment acquired under capital lease agreements	$ 375,006	$ 217,945	
Capital contribution from related party debt forgiveness		$ 1,809,000	

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Trailer Bridge, Inc. (the "Company") is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered in the continental United States, while marine transportation is offered between Jacksonville, Florida and San Juan, Puerto Rico.

Cash and Cash Equivalents - The Company considers cash on hand and amounts on deposit with financial institutions with original maturities of three months or less to be cash equivalents.

Marketable Securities - The Company classifies its marketable securities as trading securities, as they are expected to be sold in the near term. The securities consist of equity securities, which are stated at fair value, with net unrealized gains or losses on the securities recorded in operations. Quoted market prices are used to determine the fair value of trading securities.

Allowance for Doubtful Accounts - The Company provides an allowance for doubtful accounts on trade receivables based upon estimated collectibility and collection experience.

Property and Equipment - Property and equipment are stated at cost and the capitalized interest costs associated with significant capital additions less accumulated depreciation. Property and equipment are depreciated on a straight-line method based on the following estimated useful lives:

	Years
Buildings and structures	40
Office furniture and equipment	6-10
Freight equipment	4-25
Leasehold improvements	2-5
Equipment under capital leases	5

Tires on revenue equipment purchased are capitalized as part of the equipment cost and depreciated over the life of the vehicle. Replacement tires are expensed when placed in service.

Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms. Maintenance and repairs which do not materially extend useful life and minor replacements are charged to earnings as incurred.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill - The Company historically amortized goodwill using the straight-line method over twenty-five years, and periodically reviewed goodwill for potential impairment. In 2001, the Company determined that goodwill was impaired and recorded an impairment loss of approximately $721,000, representing the remaining carrying value of goodwill.

Had goodwill been accounted for under SFAS No. 142, which provides for the non-amortization of goodwill, for all periods presented, net loss would have been as follows:

	2002	2001	2000
Reported net loss applicable to common shares	$ (7,746,644)	$ (29,419,936)	$ (10,341,754)
Add back goodwill amortization		42,881	46,779
Proforma adjusted net loss applicable to common shares	$ (7,746,644)	$ (29,377,055)	$ (10,294,975)

Other Assets - Other assets consist mainly of debt issuance costs which are amortized on a straight-line basis over the life of the associated debt which approximates the interest method.

Insurance - The Company is self-insured for employee medical coverage above deductible amounts. Reinsurance is obtained to cover losses in excess of certain limits. Provisions for losses are determined on the basis of claims reported and an estimate of claims incurred but not reported.

Derivative Instrument - At times the Company uses interest rate swap agreements to manage its exposure to changes in interest rates. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, derivatives are carried at fair value and the changes in the fair value of the derivative are recognized in earnings.

Revenue Recognition - Common carrier operations revenue is recorded on the percentage-of-completion basis and direct costs are expensed as incurred.

Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Valuation allowances are provided against deferred tax assets for amounts that are not considered "more likely than not" to be realized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Stock-Based Compensation - In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board ("APB") Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. In December 2002, the Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure."

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards - In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 54, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." Additionally, this Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement will be effective for the year ended December 31, 2003 and for transactions entered into after May 15, 2002. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement nullifies Emerging Issued Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. It does not appear that this Statement will have a material effect on the financial position, operations or cash flows of the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement amends SFAS No. 123 (same title) and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements in both annual and interim financial statements related to the methods of accounting for stock-based employee compensation and the effect of the method on reported results. The Statement also prohibits the use of the prospective method of transition, as outlined in SFAS No. 123, when beginning to expense stock options and change to the fair value based method in fiscal years beginning after December 15, 2003. As required, the Company adopted the disclosure requirements of SFAS No. 148 on December 31, 2002.

In November 2002, the FASB issued Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The Company adopted the disclosure requirements of FIN 45 as of December 31, 2002. The adoption of the measurement requirements of FIN 45 will not have a material impact on the Company's financial position or results of operation.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 are applicable for variable interest entities created prior to January 31, 2003 no later than July 1, 2003. The adoption of FIN 46 will not have an impact on the Company's financial position or results of operations.

Accounting Change - During the year ended December 31, 2000, the Company changed its method of accounting for periodic vessel dry-docking. Prior to the change, the Company accrued estimates of future vessel dry-docking costs. The Company now expenses these costs as incurred. This change resulted in a gain of $127,100, net of income taxes of $77,900 for the year ended December 31, 2000.

Reclassifications - Certain reclassifications have been made to the 2001 and 2000 financial statements to conform with the presentation adopted in 2002.

2. COMPANY LIQUIDITY AND MANAGEMENT'S FURTHER CONTINGENCY PLANS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 2002, 2001 and 2000, the Company incurred net losses applicable to common shares of $7,746,644, $29,419,936 and $10,341,754, respectively and had negative cash flows from operating activities of $3,704,325, $11,036,755 and $3,413,375, respectively. These factors along with a working capital deficiency as of December 31, 2002, may indicate that the Company may be unable to continue as a going concern for a sufficient period of time to realize the value of its assets. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. The Company's business plan for 2003 is to continue its effort to attract increased volume and manage operating costs in order to attain profitable operations. During the first quarter of 2003, the Company has commenced new contracts with both new and existing customers resulting in a significantly improved revenue level over the five-week period ended April 12, 2003. Revenue levels for the five week period ended April 12, 2003 are in excess of plan. The Company believes that if planned revenue levels can be maintained, attaining successful operations is expected. However, no assurance can be made that the Company will be successful in maintaining the improved revenue levels and accomplishing its other business plans. If the Company is unsuccessful in meeting its projections, there is no assurance that financial assistance from its affiliates similar to that received in the past would be made available. Therefore, there is substantial doubt as to the Company's ability to continue as a going concern.

3. RESTRUCTURING EXPENSES

In the quarter ended December 31, 2001, the Company recorded restructuring expenses of $1,054,410 from continuing operations, resulting from the decision to discontinue its weekly Northeast service between Newark, New Jersey and San Juan, Puerto Rico. The restructuring charge was comprised of the following:

Fixed asset impairments	$ 380,550
Remaining lease obligations and penalties	599,074
Employee severance and termination benefit costs	74,786
	$ 1,054,410

The Company implemented its restructuring plan during 2002. As part of its restructuring plan, the Company terminated 17 employees working in the Northeast service operation in January, 2002.

The actions to complete the exit plan consisted primarily of completing the off-hire of approximately 619 leased trailers.

As of December 31, 2001, $305,873, net of an impairment charge of $380,550 was included in assets held for sale representing the net realizable value of equipment to be sold. At December 31, 2002 and 2001, $150,000 and $673,860, respectively, was included in accrued liabilities, representing the portion of the charges not yet expended.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Land	$ 504,703	$ 504,703
Buildings and structures	2,578,361	2,578,361
Office furniture and equipment	3,248,186	4,160,359
Freight equipment	63,263,165	63,811,047
Leasehold improvements	1,894,546	1,926,572
Less accumulated depreciation and amortization	(21,412,185)	(19,364,378)
Fixed assets, net	$ 50,076,776	$ 53,616,664

Depreciation and amortization expense on property and equipment was $3,383,002, $4,885,608 and $4,794,186 in 2002, 2001 and 2000, respectively.

In the fourth quarter of 2001, the Company determined that certain vessels were impaired and recorded an impairment loss of $3,000,000 based upon independent appraisals of the vessels. Additionally, in the fourth quarter of 2001, the Company recorded an impairment loss of approximately $99,000 relating to damaged trailers.

5. TRANSACTIONS WITH RELATED PARTIES

The Company leases two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate under operating lease agreements. The lease payments are $10,050 per day for each vessel. The leases expire September 1, 2010. The leases provide the Company the option to extend the leases through September 1, 2018 for total payments of $11,000 per vessel per day or, alternatively, the Company may purchase the vessels at their then fair market values. Total lease expense under these leases from affiliate totaled $7,336,500, $7,336,500 and $7,356,600 in 2002, 2001 and 2000, respectively. During 2001, the Company was provided $1,809,000 in charter hire relief that was recorded as a capital contribution. In addition, the Company deferred certain charter hire payments to the affiliate for the remainder of 2001. All deferred charter hire payments were recorded as an increase in due to related parties.

The Company received net cash advances from an affiliate totaling $461,468 and $4,226,188 in 2002 and 2001, respectively. These advances were used to meet the Company's cash flow requirements. These advances have been classified as non-current liabilities.

During 2002, the Company issued to an affiliate $24 million of non-convertible preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire.

The Company received an advance of $203,877 and $60,750 from an officer in 2002 and 2001, respectively. Such advance was used to meet the Company's cash flow requirements. The amount is included in the total amount due to related parties.

During 2000, the Company sold an affiliate a piece of land for $750,000. A gain of $336,818 was recognized on this transaction.

In December 2001, the Company entered into a loan and security agreement with a related party providing for a $3 million revolving credit facility. The purpose of the loan was for working capital and other general corporate purposes. The Company borrowed $725,000 under the agreement in 2001, and the remaining $2.275 million in the first quarter of 2002.

During the quarter ended June 30, 2002 the Company borrowed $5 million from an affiliate. The proceeds of this borrowing were used to repay the $3 million borrowed under the revolving credit agreement, and to provide $2 million in working capital. In addition, the same affiliate purchased preferred convertible stock Series A for $2 million. The preferred stock Series A, which has a liquidation preference of $2 million, does not bear preferential dividends but participates with the common stock on an as-converted basis in any common dividends. Shares of preferred Series A are convertible into common stock at a price of $1.02 per common share, which is a 23.3% discount from the 30 day average closing price as of March 28, 2002 of $1.33. Except where class voting is required by law, the preferred stock Series A votes together with the common stock as a single class, with each share of preferred Series A entitled to 35.52 votes per share, or approximately 35% of the number of votes on an as-converted basis.

6. LONG-TERM DEBT

Following is a summary of long-term debt at December 31, 2002 and 2001:

	2002	2001
Ship-financing bonds and notes (Title XI) maturing on March 30, 2023; payable in semi-annual installments of principal and interest; interest is fixed at 6.52%; collateralized by vessels with a carrying value of $15,653,517 at December 31, 2002; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	$ 14,887,840	$ 14,887,840
Ship-financing bonds and notes (Title XI) maturing on September 30, 2022; payable in semi-annual installments of principal and interest; interest is fixed at 7.07%; collateralized by vessels with a carrying value of $10,149,952 at December 31, 2002; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	9,042,900	9,042,900
Term loan under $29 million credit facility maturing between April 1, 2001 and January 31, 2004; payable in quarterly installments of principal and interest; interest at a rate of 4.25% above the 30-day dealer commercial paper rate (5.50% at December 31, 2002); collateralized by trailers with a carrying value of $15,981,216 at December 31, 2002	9,000,000	10,714,286
Revolving line of credit under $29 million credit facility; interest at a rate of 3.75% above the 30-day dealer commercial paper rate (5.00% at December 31, 2002); collateralized by accounts receivable	6,064,490	5,123,129
Revolving line of credit under $29 million credit facility; interest at a rate of 6.00% above the 30-day dealer commercial paper rate (8.02% at December 31, 2001); collateralized by accrued receivable		838,738
Note payable to bank maturing October 2006; payable in monthly installments of principal and interest; interest at a rate of 2.00% above 30-day LIBOR rate (3.42% at December 31, 2002); collateralized by land and buildings and structures with a carrying value of $2,090,718 at December 31, 2002	698,714	812,000
Capital lease obligations repaid in 2002; payable in monthly installments of principal and interest; interest ranging from 4.9% to 10%; collateralized by trailers		156,667
	39,693,944	41,575,560
Less current portion	(2,969,668)	(18,742,140)
	$ 36,724,276	$ 22,833,420

In December 2000, the Company entered into a $29 million loan and security agreement consisting of a $15 million revolving credit facility, a $12 million term loan and a $2 million capital expenditure loan. The revolving credit facility is limited to 85% of eligible accounts receivable plus 75% of eligible accrued receivables, as defined in the agreement (as amended), not to exceed $15 million. Additional borrowings available under the revolving credit facility and the capital expenditure loan at December 31, 2002 amounted to approximately $647,000.

The loan and security agreement contains certain restrictive covenants, including, but not limited to, requirements to maintain tangible net worth, as defined in the credit agreement, and a fixed charge coverage ratio. As of December 31, 2002, the Company is in compliance with these covenants and as a result, the debt has been classified as long-term. As of December 31, 2001, the Company was in default of these debt covenants. Since the lender could demand payment of the full amount outstanding as a result of the default, debt under the loan and security agreement was classified as a current liability as of December 31, 2001.

During the three months ended September 30, 2002 the Company rescheduled its principal payments under each of its two Title XI bond issues. The combined interest payment due on September 30, 2002 totaling $805,010 was paid on its scheduled date. The Company had previously rescheduled the principal payments of $210,300 and $338,360, respectively, due on each of its Title XI bonds issues September 30, 2001 and March 31, 2002 for payment on September 30, 2002 and March 31, 2003. This resulted in total scheduled principal payments of the Company's two title XI issues of $420,000 and $676,720, respectively, for both September 30, 2002 and March 31, 2003. During the three months ended

September 30, 2002, the Company rescheduled the full double principal payments due September 30, 2002 and one half of the double principal payments due March 31, 2003. As a result, commencing March 30, 2003, these rescheduled principal payments will be paid equally over the remaining scheduled principal payment period of each title XI issue. As rescheduled, the Company's semi-annual principal payments shall increase to $226,073 and $363,118 until fully paid September 30, 2022 and March 30, 2023, respectively. As of December 31, 2002, the Company is in default of the financial covenants contained in the Title XI debt agreements and as a result is prohibited from certain financial activities that would impact the financial position of the Company including withdrawing capital, redeeming common stock, paying dividends or making loans and investments in securities of any affiliate. The Company is in compliance with these financial restrictions and as a result, the debt continues to be classified as long term.

Following are maturities of long-term debt at December 31, 2002:

2003	$ 2,969,668
2004	14,602,791
2005	1,252,587
2006	1,654,482
2007	1,178,382
Thereafter	18,036,034
	$ 39,693,944

7. OPERATING LEASES

The Company has various operating lease agreements, principally for tug charter, office facilities, terminals and equipment.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2002 are as follows:

2003	$ 19,730,556
2004	11,002,879
2005	6,095,684
2006	4,519,833
2007	1,253,892
Thereafter	6,076,165
Total minimum payments required	$ 48,679,009

Rent expense for all operating leases, including leases with terms of less than one year, was $19,428,851, $24,912,304 and $23,540,198 for 2002, 2001 and 2000.

8. ACCRUED LIABILITIES

Accrued liabilities consists of the following at December 31, 2002 and 2001:

	2002	2001
Fringe benefits	$ 465,522	$ 469,268
Marine expense	470,852	722,053
Salaries and wages	382,713	423,279
Interest	755,847	1,295,365
Rent	505,281	199,780
Taxes	355,898	503,322
Other	593,269	537,862
Restructuring (See Note 2)	150,000	673,860
	$ 3,679,382	$ 4,824,789

9. INCOME TAXES

The (provision) benefit for income taxes is comprised of the following as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
Current:			
Federal			
State	$ (3,305)	$ 22,129	
	(3,305)	22,129	
Deferred:			
Federal	2,384,509	9,960,787	$ 2,437,415
State	280,530	1,171,857	286,755
	2,665,039	11,132,644	2,724,170
Valuation allowance	(2,665,039)	(11,132,644)	(5,873,602)
Total income tax (expense) benefit	$ (3,305)	$ 22,129	$ (3,149,432)

Income tax (expense) benefit for the years ended December 31, 2002, 2001 and 2000 differs from the amounts computed by applying the statutory Federal corporate rate to loss before income taxes and cumulative effect of accounting change. The differences are reconciled as follows:

	2002	2001	2000
Tax benefit at statutory Federal rate	$ 2,413,819	$ 10,010,301	$ 2,488,605
Increase in deferred tax asset valuation allowance	(2,665,039)	(11,132,644)	(5,873,602)
Nondeductible expenses	(32,759)	(55,339)	(57,212)
State income taxes, net of federal benefit	280,674	1,199,811	292,777
Total income tax benefit (expense)	$ (3,305)	$ 22,129	$ (3,149,432)

The components of the Company's net deferred tax asset at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Net operating loss	$ 27,378,102	$ 23,540,681
Employee stock option	3,240,895	3,240,895
Asset impairment charge	1,452,110	1,451,760
Restructuring charge	142,880	400,524
Goodwill	128,383	158,017
Allowance for bad debts	340,393	424,871
Accrued vacation	180,076	
Other	-	13,661
Gross deferred assets	32,862,839	29,230,409
Deferred tax liabilities:		
Fixed asset basis	12,213,654	11,223,931
Other	-	22,332
Gross deferred tax liabilities	12,213,654	11,246,263
Deferred tax asset valuation allowance	20,649,185	17,984,146
Net deferred tax asset	$ -	$ -

The Company has recorded various deferred tax assets as reflected above. Realization is dependent on generating sufficient taxable income in future years. As a result of the net losses incurred in recent years, a valuation allowance of $2,665,039, $11,132,644, and $5,873,602 was established at December 31, 2002, 2001, and 2000, respectively.

At December 31, 2001, the Company had available net operating loss ("NOL") carryforwards for federal income tax purposes of $72,047,636 which expire beginning in 2018.

10. STOCKHOLDERS' EQUITY

Earnings Per Share:

The weighted average number of common shares used to calculate basic loss per share was 9,777,500 for the years ended December 31, 2002, 2001 and 2000. Outstanding options to purchase shares of common stock of 1,327,110, 1,100,687 and 1,100,687 were excluded from the computation to arrive at diluted EPS because the options' exercise prices exceeded the average market price of the common shares for the years ended December 31, 2002, 2001 and 2000, respectively, and thus their inclusion would be antidilutive.

Preferred Stock Series A:

During the second quarter of 2002, the Company issued 19,550 shares of preferred stock Series A for $2 million to an affiliate. Issuance costs amounted to $79,165.

Conversion Rights - Each share of preferred stock Series A is convertible into common stock at a price of $1.02 per common share.

Dividends - The preferred stock Series A does not bear any preferential dividends but participates with the common stock on an as-converted basis in any common dividends.

Voting Rights - Except where class voting is required by law, the preferred stock Series A votes together with the common stock as a single class, with each share of preferred Series A entitled to 35.52 votes per share, or approximately 35% of the number of votes on an as-converted basis.

Liquidation Preference - The preferred stock Series A has a liquidation value equal to its original purchase price. In the event of liquidation of the Company, unless the holders of the preferred stock Series A elect to convert their shares to common stock, the holders of common stock will not be entitled to receive any distributions after the payment or provision for the Company's liabilities until the liquidation preference is paid in full.

Preferred Stock Series B:

During 2002, the Company issued 24,000 shares of preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The total issued value of preferred stock Series B was $24 million. As an increasing rate preferred stock, Series B was recorded at fair value resulting in an initial discount of approximately $3.3 million of which approximately $3 million will be accreted over a period of four years and nine months and approximately $.3 million will be accreted over a period of four years and six months. Accretion for the year ended December 31, 2002 was $643,871. The preferred stock Series B issued for the advance portion of the 2003 charterhire in the amount of $1.07 million has been recorded as a stock subscription and is included in Stockholders' Equity in the accompanying balance sheet.

Dividends - Beginning April 1, 2003, cumulative preferential dividend will accrue on the purchase price of the preferred stock Series B at a rate equal to 90-day LIBOR plus 350 basis points. Starting in 2004, the dividend rate will increase 25 basis points per quarter up to a maximum dividend rate of 90-day LIBOR plus 650 basis points. No dividend may be declared on the preferred stock Series A or any common stock unless (1) all accrued dividends on the preferred stock Series B has been paid in full and (2) the holders of a majority of Series B preferred stock consent to such payment.

Liquidation Preference - The preferred stock Series B has a liquidation preference of $1,000 per share, and is pari passu with the Company's preferred stock Series A as to liquidation. The liquidation value of Series B preferred stock was $24,000,000 at December 31, 2002.

Redemption Rights - The Company, at its option, may redeem the preferred stock Series B in whole or in part if, after giving effect to the redemption, the Company will have at least $10 million in stockholders' equity and, in the event such shares are held by affiliates of the Company, such redemption has been approved by the holders of a majority of disinterested shares voting on the redemption at a meeting of shareholders.

Stock Options:

In 1997, the Company's Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have a greater financial investment in the Company and increase their personal interest in its continued success. The Company initially reserved 785,000 shares of common stock for issuance pursuant to the Plan to eligible employees under the Plan. In July 2000, the Board of Directors authorized an increase of 515,000 shares of common stock reserved under the Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Plan. The options vest equally over a period of five years.

In July 2000, the Company's Board of Directors and its stockholders authorized the establishment of the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The purpose of the Director Plan is to assist the Company in attracting and retaining highly competent individuals to serve as non-employee directors. The Company has reserved 50,000 shares of common stock for issuance pursuant to the Director Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Director Plan. The exercise price per share of options granted under the Director Plan shall not be less than 100% of the fair market value of the common stock on the date of grant.

A summary of the status of options under the Company's stock-based compensation plans at December 31, 2002, 2001 and 2000 is presented below:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,100,687	$ 5.95	1,100,687	$ 5.95	711,258	$ 7.70
Granted	302,000	2.88			437,500	2.84
Forfeited	(75,577)	2.84			(48,071)	3.45
Outstanding at end of year	1,327,110	5.59	1,100,687	5.95	1,100,687	5.95
Grants exercisable at year-end	708,588		538,354		318,216	
Weighted-average fair value of options granted during the year	$ 2.34				$ 2.32	

The following table summarizes information about the outstanding options at December 31, 2002:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Options Exercisable
$ 10.00	493,078	4.8 years	449,104
2.25	179,900	6.2 years	107,820
2.84	354,610	7.6 years	151,665
2.88	299,522	9.4 years	
	1,327,110		708,589

Remaining non-exercisable options as of December 31, 2002 become exercisable as follows:

2003	192,401
2004	171,401
2005	135,461
2006	59,629
2007	59,629
	618,521

Pro forma Effect:

The Company applies the intrinsic value based method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock plans. Accordingly, the Company is adopting the disclosure requirements of SFAS No. 148, "Accounting for Stock-based Compensation" - Transition and Disclosure, effective for the fiscal year ending December 31, 2002, which requires presentation of pro forma net income and earnings per share information under SFAS No. 123 (same title).

Pursuant to the above disclosure requirement, the following table provides an expanded reconciliation for all periods presented that adds back to reported net income the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2002	2001	2000
Net loss as reported	$ (7,746,644)	$ (29,419,936)	$ (10,341,754)
Total stock-based employee compensation cost included in the determination of net loss, net of related tax effects			
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(979,380)	(944,542)	(521,364)
Pro forma net loss	$ (8,726,024)	$ (30,364,478)	$ (10,863,118)
Loss per common share:			
Basic, as reported	$ (0.79)	$ (3.01)	$ (1.06)
Basic, pro forma	$ (0.89)	$ (3.11)	$ (1.11)

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made. The following assumptions were applied in determining the pro forma compensation cost:

Years ended December 31	2002	2000
Risk-free interest rate	5.13%	6.20%
Expected dividend yield	0%	0%
Expected option life	7 years	7 years
Expected stock price volatility	91.38%	91.01%

11. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan which covers substantially all employees in the United States. Participants are allowed to make contributions of up to 15% of their compensation not to exceed certain limits. The Company makes matching contributions to the Plan at a rate not in excess of 3.0% of compensation. The Company contributed approximately $138,000, $199,000 and $213,000 to the Plan during 2002, 2001 and 2000.

In addition, the Company has a 165(e) Plan that covers substantially all employees in Puerto Rico. The Company made contributions of approximately $25,000, $25,000 and $20,000 to the Plan during 2002, 2001, and 2000.

In March 1998, the Board of Directors authorized an Employee Stock Purchase Plan which covers substantially all employees. The Plan allows employees to invest up to 10% of their base compensation through payroll deductions. The purchase price will be 15% less than the fair market value on the last day of the purchase period. The Company made contributions of approximately $700, $11,000 and $15,000 to the Plan during 2002, 2001 and 2000, respectively. In accordance with the Plan document, the Plan will terminate automatically on the fifth anniversary of the Plan start date, which will occur on March 1, 2003.

The Company has a Profit Sharing Plan; however, there have been no contributions to the Plan during the three years ended December 31, 2002.

12. CONTINGENCIES

Legal:

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a materially adverse effect on the Company's financial statements.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Notes Payable - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. The Company believes the carrying amount is a reasonable estimate of such fair value.

Marketable Securities - Fair market values of marketable securities are based on quoted market prices.

Derivative Instruments - Fair values of derivative instruments are based on quoted market prices, if available. If quoted market prices are not available, fair values are determined based on a cash flow model using market assumptions.

The contract/notional amount and estimated fair value of the Company's derivative financial instrument are as follows:

	2001	
	Contact/Notional Amount	Fair Value
Interest rate swap agreement	$ 812,000	$ (35,952)

In the normal course of business, the Company uses interest rate swap agreements, to manage its interest rate risk for purposes other than trading. The Company does not use derivative financial instruments for speculative purposes. As is customary for these types of instruments, the Company does not require collateral or other security from other parties to these instruments. By their nature all such instruments involve risk, including the credit risk of nonperformance by counterparties. However, at December 31, 2001, in management's opinion there was no significant risk of loss in the event of nonperformance of the counterparties to these financial instruments. The Company has no interest swap agreements at December 31, 2002.

14. SEGMENTS

The Company's primary business is to transport freight from its origination point in the continental United States to San Juan, Puerto Rico and from San Juan, Puerto Rico to its destination point in the continental United States. The Company provides a domestic trucking system and a barge vessel system, which work in conjunction with each other to service its customers. The Company would not employ either system separately; therefore segment reporting is not necessary.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter Ended	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Operating revenues	$ 17,480,126	$ 18,116,637	$ 18,488,328	$ 19,725,366
Operating loss	(587,387)	(323,809)	(1,495,582)	(1,629,594)
Loss before income tax	(1,310,534)	(1,130,298)	(2,262,472)	(2,396,164)
Net loss applicable to common shares	(1,310,534)	(1,130,298)	(2,487,552)	(2,818,260)
Net loss per share - basic and diluted	(0.13)	(0.12)	(0.25)	(0.29)

Quarter Ended	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001 (1)
Operating revenues	$ 20,636,713	$ 21,659,184	$ 20,052,136	$ 19,219,699
Operating loss	(4,500,291)	(4,350,267)	(4,813,263)	(12,578,614)
Loss before income tax	(5,374,154)	(5,160,945)	(5,620,547)	(13,286,419)
Net loss applicable to common shares	(5,374,154)	(5,160,945)	(5,598,418)	(13,286,419)
Net loss per share - basic and diluted	(0.55)	(0.53)	(0.57)	(1.36)

(1) Operating loss includes $3,820,421 in asset impairment charges, $1,054,410 in restructuring expenses and an additional provision for uncollectible accounts receivable of $701,000.

* * * * * *

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, Florida 32202-5034

Tel: (904) 665 1400
Fax: (904) 355 9104
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Trailer Bridge, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheets of Trailer Bridge, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trailer Bridge, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for periodic vessel dry-docking in 2000.

Deloitte & Touche LLP

April 12, 2003

Deloitte
Touche
Tohmatsu

Corporate Directory

Board of Directors:

John D. McCown,
Chairman/CEO,
Trailer Bridge, Inc.

William G. Gotimer, Jr.,
Executive Vice President,
General Counsel and Secretary,
Trailer Bridge, Inc.

Artis E. James,
President/CEO,
Purcell Co., Inc.

Malcom P. McLean, Jr.,
President,
MPM Properties, Inc.

Greggory B. Mendenhall,
Managing Partner,
Schnader, Harrison, Segal & Lewis LLP.

F. Duffield Meyercord,
Managing Director,
Carl Marks Consulting Group

Nickel H.S. van Reesema,
President/Principal Owner,
Van Ommeren Shipping (USA) LLC

Peter S. Shaerf,
Senior Vice President,
American Marine Advisors, Inc.

Allen L. Stevens,
President,
Stevens Industries, Inc.

Officers:

John D. McCown,
Chairman and Chief Executive Officer

Ralph W. Heim,
President and Chief Operating Officer

William G. Gotimer, Jr.,
Executive Vice President,
General Counsel and Secretary

J. Edward Morley,
Vice President-Operations

Mark A. Tanner,
Vice President-Administration and CFO

Robert van Dijk,
Vice President-Pricing

David A. Miskowiec,
Vice President-Sales
Corporate Secretary

Contact Information:

Address: 10405 New Berlin Road East,
Jacksonville, FL 32226
Main Phone Number: (800) 554-1589
Customer Service Number: (800) 727-3859
Bookings and Rates: (800) 727-3859
Truck Dispatch Number: (800) 964-4550
Main Fax Number: (904) 751-7444
Website: www.trailerbridge.com

Stock Information:

Vice President-Administration and CFO
Symbol (Nasdaq): TRBR
2002 High Price: $4.08
2002 Low Price: $.90
2002 Average Daily Volume: 8,527
Approximate Total Shareholders: 1,100
Transfer Agent: Equiserve Trust Company
(781) 575-2934

To obtain a copy of the Form 10-K Annual Report filed with the SEC free of charge, please send a request in writing to the Corporate Secretary.

The Trailer Bridge Team

Paul "Old Man" Adams William "Two Ton" Adams John Adkins James "Ail" Ailstock Ronald "Copper" Allen Donny "Coyote" Altland Debi Andersen Cesar Arevalo Ronald "Snoopy" Ashmore Keith "Bear Man" Baehr Francis "Band Aid" Baker Cleo Baltazar Sandra Batts Rufus "Outlaw" Baxter Bennie "Gunsmoke" Bentley Roy "Roadrunner" Bewley Jenny Bizzoco Rosaida Bobea Thomas "Retread" Boulrice Kenneth "Hangman" Bradley Alison Brannon Larry "Milk Dud" Brothers Daniel "Ghostrider" Brown Lanel "Automatic" Brown Larry "Southern Yankee" Brown Wesley "Wes" Brown Ken Burch David "Road Demon" Burhans John "Froggy" Burnham Bart "Maverick" Butler Melvin "Peon" Byler Alberto Cabrera Walter "Bandit" Campbell, Jr. William "Bill" Canty Susan Capo Ana Maria Cedeno Steven "Long Rifle" Chaney John Chester John Church Pat Clarke Charles Cobb Al Cook Ivy Crisp Rodney "Little Big Man" Crosby Joe Cruise Geraldo Cruz Chris Curley Kevin Dachenhausen Lissette Diaz James "Black Bart" Dixon Jonathan "J.D." Donaldson Jess "Slow Poke" Driskill Kenneth "Wildcat" Dunn Larry "Mushroom" Dunn Roger "Shagnasty" Durbin James "Longfellow" Eades Dot Edwards Sallye Eveland Clark "Leapin Lizard" Findley Josie Fleming Robert Flockerzi Kenny Fougnie Harvey "Bush Hog" Foxworth Johnny Frazier Torrie Freeman Irving "Duckman" Frier Steve Fritz Alicia Gamez Joseph "Terminator" Gangloff Adam Gawrysh Mickey "Stranger" Gay Hallie "Pop-a-top" Gilkerson Edwin Gonzalez Walter "Mr. Peanut" Gorrell Bill Gotimer, Jr. Tina Gregerson Juanita Guzman Felix Guzman-Morales Jerald "KY Turtle" Hagan Chester "Double Zero" Hall Steve Halter Fleetwood "Fleet" Ham Michelle Hamilton William "Bubba" Hanson Melinda Harrington Jennifer Harvey Ralph Heim Nydia Hernandez Mary Ann Holmes Dave Hudgens Steve Hughart Charles "Half Pint" Hunter Michael "Lone Wolf" Jackson Artis James Valerie Jannetti Pam Jantzen Gerard "Bamm-Bamm" Jean Julius "Gearhead" Jensen Billy "Mechanic" Jewett Lavon "Wicked One" Johnson Ann Jones Bonnie Jones Hugh "Boots" Jones Pam Jones Dean Joslyn Raymond Jury James "Drifter" Kinder Rock "Pillsbury" Labella Calvin "Baby Boy" Lanier Carlos Larrieu Roger Lauderman Karin Lauer Michael Lealamanua Kenneth "Wheelholder" Ledford William "Tenny Shoe" Lee David "Handyman" Leino Cathy Leon Kirby "Hightstepper" Madden Keila Maldonado Zariza Martinez Nathaniel "Prayer Warrior" Mathis John McCown Malcom McLean, Jr. Jim McDonald Manuel McGinn Torri McKinnies Luis "Nightowl" Melendez Greg Mendenhall William "Bill" Mericle Gary "Seldom Seen" Meyer Duff Meyercord Terry Mickey Christian Miller Dave Miskowiec Jose Montalvo Carlos Morales Jose Morales Rodney "Sport Model" Morgan Ed Morley Liz Nobles Anne O'Donnell Reynaldo Ortega Gilberto Pagan Dale Parkinson Sandee Parrish DeShawn Peoples Carmen Perez Edgar Perez Curtis "Blue Knight" Perry Keith Perry Angie Pinilla Robert "Big Wheel" Polk Salvador Pons Jeannie Poole Charles "Chuck" Porter Dan "Junkyard Dog" Powe Ken "Honky Tonk" Powe Joe Powers Harry "Wild Child" Price Santos Ramirez Jamela Randall Juan Rangel Neil Rasnick Kevin "Turtle" Reese Miguel Reyes William "Tigger" Rice Danny "Slydog" Riggs Herbie Rios Jeff Rivera John "Rodeo" Rodgers Julio Rodriguez Ronald "Roger Rabbit" Rogers Willie "Wee Willie" Rogers Kermit Rosado Wayne "Blackbeard" Ross Roland "Ronnie" Rousseau Scott Russell Gary Salvador Salvador Sanchez James Sanders Ruben Santiago Ronnie Sapp Laney Schenker John Schuster Cathy Senesac Peter Shaerf Tom Shaw Garry "Pipe Smoker" Simpson Don "Shade Tree" Simpson James "Bedspread" Slay Dick Snodgrass Danny Soto Allen Stevens Darrell "Traveller" Stewart Ralph "Silver Dollar" Stidham Allen "Dreamweaver" Stocker Marlene Strube Lillian Suarez Mark Tanner Ashley Teate Jay Thomassen Shirley Thornton Robert "Slep Rock" Threatt Timothy "Dirty Bird" Tienter Dawn Tillisch Ronald "Scarecrow" Trezza Marcella "Marci" Turner Alicia Unsen Robbie van Dijk Nickel van Reesema Pam Varnado Billy "Billy" Vaughn Ken "Running Foot" Vaughan Jocelyn Vega Charles "Nite Train" Vollmer Clayton Wade Frank "Yardbird" Ward Ronald "Sunchaser" Ward Adrian "Papasann" Warner Ed Weber Wayne "Redbeard" Webster Francis "Lonesome" Weller Lawless "Chubby" White Nathan Wickline Charles "Florida Fox" Williams Gary "Dead Eye" Willis Roger Wilson Jill Winkle Robert "PA Kid" Winkle Robert "Bobcat" Wright

Trailer Bridge, Inc.

10405 New Berlin Road East, Jacksonville, FL 32226
(800) 554-1589
(904) 751-7100
FAX (904) 751-7444
www.trailerbridge.com